AGREEMENT AND PLAN OF ACQUISITION

THIS AGREEMENT AND PLAN OF ACQUISITION (the "Acquisition Agreement") is made as of October 29, 2003, by and between Inamco International Corp., a Delaware corporation ("Inamco"), and Advanced Diagnostics Inc., a Delaware corporation ("Advanced"); (Inamco and Advanced collectively, the "Constituent Corporations").

The authorized capital stock of Advanced consists of One Hundred (100) shares of Common Stock, no par value per share. The authorized capital stock of Inamco, upon effectuation of the transactions set forth in this Acquisition Agreement, will consist of Fifty Million shares (50,000,000) of Common Stock, $.00001 par value per share.

The directors of the Constituent Corporations deem it advisable and to the advantage of the Constituent Corporations that Inamco acquire Advanced upon the terms and conditions provided herein.

NOW THEREFORE, the parties do hereby adopt the plan of reorganization encompassed by this Acquisition Agreement and do hereby agree that Advanced shall be acquired by, and become a wholly owned subsidiary of Inamco on the following terms, conditions and other provisions:

1.   TERMS AND CONDITIONS

1.1   Acquisition. Advanced shall be acquired by Inamco (the "Acquisition"), and Inamco shall be the parent corporation (the "Parenting Corporation") effective at 12:01 p.m. October 29, 2003 (the "Effective Date").

1.2   Succession. On the Effective date, Inamco shall continue its corporate existence under the laws of the State of Delaware, and the separate existence and corporate organization of Advanced, except insofar as it may be continued by operation of law, shall continue as well, and be deemed an wholly owned subsidiary of Inamco.

1.3   Transfer of Assets and Liabilities. On the Effective date, the rights, privileges, powers and franchises, both of public as well as a private nature, of each of the Constituent Corporations shall stay vested in and possessed by each of the Constituent Corporations, subject to all of the disabilities, duties and restrictions of or upon each of the Constituent Corporations; and all and singular rights, privileges, powers and franchises of each of the Constituent Corporations, and all property, real, personal and mixed, of each of the Constituent Corporations, and all debts due to each of the Constituent Corporations on whatever account, and all things in action or belonging to each of the Constituent Corporations shall stay vested in each of the Constituent Corporations; and all property, rights, privileges, powers and franchises, and all and every other interest, thereafter shall stay the property of each of the Constituent Corporations as they were prior to the acquisition of Advanced by Inamco, and the title to any real estate vested by deed otherwise in either of the Constituent Corporations shall not revert or be in any way impaired by reason of this Acquisition; provided, however, that the liabilities of the Constituent Corporations and of their stockholders, directors and officers shall not be affected and all rights and creditors and all liens upon any property of either of the Constituent Corporations shall be preserved unimpaired, and any claim exiting or action or proceeding pending by or against either of the Constituent Corporations may be prosecuted to the judgment as if the Acquisition had not been consummated, except as they may be modified with the consent of such creditors, and all debts, liabilities and duties of or upon each of the Constituent Corporations shall attach to the Parent Corporation, and may be enforced against it to the same extent as if such debts, liabilities and duties had been incurred or contracted by it.

1.4   Common Stock of Inamco and Advanced. On the Effective Date, by virtue of the acquisition and without any further action on the part of the Constituent Corporations or their respective stockholders, (i) all of the shares of Common Stock of Advanced issued and outstanding immediately prior thereto shall be combined, changes and converted into a total of 3,000,000 shares of Common Stock of Inamco at the rate of 30,000 Inamco shares for each share of Advanced, and (ii) each share of Common Stock of Advanced issued and outstanding immediately prior thereto shall be transferred to Inamco so that Advanced shall become a wholly owned subsidiary of Inamco.

1.5   Stock certificates. On and after the Effective Date, all of the outstanding certificates that, prior to that time, represented shares of Common Stock of Advanced shall be deemed for all purposes to evidence ownership of and to represent the shares of Inamco into which the shares of Advanced represented by such shares certificates have been converted as herein provided and shall be so registered on the books and records of the Parent Corporation or its transfer agents. The registered owner of any such outstanding stock certificates shall, until such certificate shall have been surrendered for transfer or conversion or otherwise accounted for to the Parenting Corporation or its transfer agent, have and be entitled to exercise any voting and other rights with respect to and to receive any dividend and other distribution upon the shares of Inamco evidenced by such outstanding certificate as above provided.

1.6   Options. On the Effective Date, if any options or rights granted to purchase shares of Common Stock of Advanced remain outstanding, then the Parenting Corporation will assume the outstanding and unexercised portions of such options and such options shall be changed and converted into options to purchase Common Stock of Inamco, such that an option to purchase one share of Common Stock of Advanced shall be converted into an option to purchase 30,000 shares of Common Stock of Inamco. No other changes in the terms and conditions of such options will occur.

1.7   Purchase Rights. On the Effective Date, the Parenting Corporation will assume the outstanding obligations of Advanced to issue Common Stock or other capital stock pursuant to contractual purchase rights granted by Advanced, and the outstanding and unexercised portions of all outstanding contractual rights to purchase Common Stock or other capital stock of Advanced shall be changes and converted into contractual rights to purchase Common Stock or other capital stock, respectively, of Inamco such that a contractual right to purchase one share of Common Stock or other capital stock of Advanced shall be converted into a contractual right to purchase 30,000 shares of Common Stock or other capital stock, respectively, of Inamco. No other changes in the terms and conditions of such contractual purchase rights will occur.

1.8   Employee Benefit Plans. On the Effective Date, the Parenting Corporation shall assume all obligations of Advanced under any and all employee benefit plans in effect as of such date with respect to which employee rights or accrued benefits are outstanding as of such date. On the Effective Date, The Parenting Corporation shall adopt and continue in effect all such employee benefit plans upon the same terms and conditions as were in effect immediately prior to the Acquisition.

2.   CHARTER DOCUMENTS, DIRECTORS AND OFFICERS

2.1   Articles of Incorporation and Bylaws. The Articles of Incorporation of Inamco in effect on the Effective date shall continue to be the Articles of Incorporation of the Parenting Corporation.

The Bylaws of Inamco in effect on the Effective Date shall continue to be the Bylaws of the Parenting Corporation without change or amendment until further amended in accordance with the provision thereof and applicable law.

2.2   Directors. Varges George, the sole director of Advanced immediately preceding the Effective Date shall remain as a director of the Parenting Corporation on and after the Effective Date to serve until the expiration of his term and until his successors are elected and qualified.

2.3   Officers. Varges George, the sole officer of Advanced immediately preceding the Effective Date shall remain as President and Chief Executive Officer of the Parenting Corporation on and after the Effective Date to serve at the pleasure of its Board of Directors.

3.   INAMCO'S REPRESENTATIONS and WARRANTIES

Inamco represents and Warrants to Advanced as follows:

3.1   Organization and Standing. Inamco is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and it is successor corporation Omni Assets, Inc., which was likewise duly organized and in good standing at the time of its change in corporate structure, as evidenced in Inamco's Form 10-KSB, a copy hereto attached. A true copy of Inamco's certificate of incorporation, its by-laws and all minutes of Board and Shareholder meetings will be delivered to Advanced at the Closing.

3.2   Authorization. Inamco has all requisite power and authority to execute, deliver and perform this agreement. All necessary corporate proceedings have been taken to authorize the execution, delivery and performance of the Agreement by Inamco.

3.3   No Further Action Needed. No consent, authorization, approval, order, license certificate, permit, declaration or filing with any Federal, State, Local or other governmental authority or any Court or other tribunal is required by Inamco. Nor is any consent of any party to any agreement, arrangement or understanding to which any of its assets are subject, required for execution of this agreement.

       3.4   Capitalization. The authorized capital stock of Inamco consists of 50,000,000 shares of $.00001 par value common stock of which 27,600 shares are issued and outstanding as of the date of this Agreement, but before the issuance of any shares to Advanced stockholders. The parties hereby acknowledge that prior to this Agreement, Advanced owns a total of 7,977 shares of Inamco or 30% and Varges George, the sole shareholder of Advanced, beneficially owns a total of 22,274 shares of Inamco or 81% of the outstanding common shares. Each such share is validly authorized, issued and fully paid and non-assessable and has not been issued in violation of any preemptive right of stockholders.

       3.5   Commitment to Issue Securities. Parties to this Acquisition Agreement realize that there other outstanding commitments, plans, and/or arrangements on the part of Inamco that will issue options, warrants or other rights calling for the issuance of a certain amount of common shares of Inamco's stock.

       3.6   Anti-Dilution. As set forth in Section 3.4 above, Varges George is the sole shareholder of Advanced and the principal shareholder of Inamco. Therefore the shares of stock received by Mr. George shall be subject to an anti dilution clause so that Mr. George shall be issued additional shares to ensure that he retains at least seventy (70%) of the issued and outstanding shares of Inamco. This clause is in consideration for this Agreement, the Agreement between Inamco and Advanced Diagnostics, Inc., Mr. George's employment agreement with Inamco as President and Chief Executive Officer, and his services as the Chairman of the Board of Directors to Inamco.

       3.7   Financial Condition. Inamco has previously furnished Advanced with a copy of its most current financial statements. Advanced and it shareholders understand that Inamco is a "shell" company as described by certain financial accounting methods and any financial statements are accurate and complete in all material respects. There has not been any material adverse change in the financial condition of Inamco, its assets or liabilities, since the date of such financial statements.

       3.8   No Undisclosed Fact. There is no fact known to Inamco which materially adversely affects or may in the future materially adversely affect the financial condition, operations, assets, liabilities or future prospects of Inamco.

       3.9   Tax and Other Liabilities. Inamco has no obligation of any nature, accrued or contingent, including liabilities for Federal, state or, local taxes, or to suppliers, for claims, losses, damages (including tax deficiencies), costs, expenses, guarantees, or responsibilities other than those for which disclosure has been made on financial statements provided to Advanced.

       3.10   Litigation and Claims. There is no known litigation, arbitration, claim, governmental or other proceeding or investigation pending, threatened or in process with respect to Inamco, its business or its assets.

4.   ADVANCED'S REPRESENTATIONS AND WARRANTIES

Advanced represents and warrants to Inamco as follows:

4.1   Organization and Standing.   Advanced is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

4.2   Authorization. Advanced has all requisite power and authority to execute, deliver and perform this agreement. All necessary corporate proceedings have been taken to authorize the execution, delivery and performance of this Agreement by Advanced.

4.3   No Further Action Needed. No consent, authorization, approval, order, license certificate, permit, declaration or filing with any Federal, State, Local or other governmental authority or any Court or other tribunal is required by Advanced. Nor is any consent of any party to any agreement, arrangement or understanding to which any of its assets are subject, required for execution of this agreement.

4.4   Capitalization. The authorized capital stock of Advanced consists of 100 shares of no par value common stock of which 100 shares are outstanding. Each such share is validly authorized, issued and fully paid and non-assessable and has not been issued in violation of any preemptive right of stockholders.

4.5   Financial Condition. Advanced has previously furnished Inamco with a copy of its most current financial statements. Such financial statements are accurate and complete in all material respects. There has not been any material adverse change in the financial condition of Advanced, its assets, liabilities or properties since the date of such financial statements.

4.6   No Undisclosed Fact. There is no fact known to Advanced which materially adversely affects or may in the future materially adversely affect the financial condition, operations, assets, liabilities or future prospects of Advanced.

4.7   Tax and Other Liabilities.   Advanced has no obligation of any nature, accrued or contingent, including liabilities for Federal, state or, local taxes, or to suppliers, or for claims, losses, damages (including tax deficiencies), costs, expenses, guarantees, or responsibilities other than those for which disclosure has been made on financial statements provided to Advanced, and apart from usual and customary transactions which have occurred in the regular course of Advanced's business.

4.8   Litigation and Claims. There is no known litigation, arbitration, claim, governmental or other proceeding or investigation pending, threatened or in process with respect to Advanced, its business or its assets.

5.   MISCELLANEOUS

5.1   Further Assurances. From time to time, and when required by the Parenting Corporation or by its successors and assigns, the Parenting Corporation shall execute and deliver, or cause to be executed and delivered, such deeds and other instruments, and the Parenting Corporation shall take or cause to be taken such further and other action as shall be appropriate or necessary in order to vest or perfect in or to conform of record or otherwise, in the Parenting Corporation the title to and possession of all the property, interests, assets, rights, privileges, immunities, powers, franchises and authority of Inamco and otherwise to carry out the purpose of this Acquisition Agreement, and the officers and directors of the Parenting Corporation are authorized fully in the name and on behalf of Inamco or otherwise to take any and all such action and to execute and deliver any and all such deeds and other instruments.

5.2   Amendment.   At any time before or after approval by the stockholders of Advanced, this Acquisition Agreement may be amended in any manner (except that, after the approval of the Acquisition Agreement by the stockholders of Advanced, the principal terms may not be amended without the further approval of the stockholders of Advanced) as may be determined in the judgment of the respective Board of Directors of Inamco and Advanced to be necessary, desirable, or expedient in order to clarify the intention of the parties hereto or to effect or facilitate the purpose and intent of this Acquisition Agreement.

5.3   Conditions of the Acquisition. The obligation of the Constituent Corporations to effect the transactions contemplated hereby is subject to satisfaction of the following conditions (any or all of which may be waived by either of the Constituent Corporations in its sole discretion to the extent permitted by law):

(a)   the Acquisition shall have been approved by the stockholders of Advanced and Inamco in accordance with applicable provisions of the Delaware General Corporation Law; and

(b)   any and all consents, permits, authorizations, approvals, and orders deemed in the sole discretion of Advanced and Inamco to be material to consummation of the Acquisition shall have been obtained.

5.4   Abandonment or Deferral. Notwithstanding the approval of this Acquisition Agreement by the stockholders of Advanced or Inamco, at any time before the Effective Date, (a) this Acquisition Agreement may be terminated and the Acquisition may be abandoned by the Board of Directors of either Advanced or Inamco or both or (b) the consummation of the Acquisition may be deferred for a reasonable period of time if, in the opinion of the Board of Directors of Advanced and Inamco, such action would be in the best interests of such corporations. In the event of termination of this Acquisition Agreement, this Acquisition Agreement shall become void and of no effect and there shall be no liability on the part of either Constituent Corporation or their respective Board of Directors or stockholders with respect thereto, except that Advanced shall pay all expenses incurred in connection with the Acquisition or in respect to this Acquisition Agreement or relating thereto.

5.5   Counterparts. In order to facilitate the filing and recording of this Acquisition Agreement, the same may be executed in any number of counterparts, each of which shall be deemed to be an original

6.   CLOSING

6.1   The closing shall be held at the office's of Inamco's counsel Anslow & Jaclin, LLP., at: Freehold Executive Center, 4400 Route 9 South, 2nd Floor, Freehold, NJ 07728 on October 29, 2003, unless another date or place is agreed upon by the parties ("Closing Date").

6.2   After the Closing, and from time to time thereafter, the parties hereto shall execute any additional instruments and take such other action as either party may reasonably request in order to facilitate the transactions contemplated herby.

IN WITNESS WHEREOF, This Acquisition Agreement, having first been duly approved by the respective Boards of Directors of Advanced and Inamco, hereby is executed on behalf of each such corporation and attested by their respective officers hereunto duly authorized.

ADVANCED DIAGNOSTICS, INC.
A Delaware Corporation

By:/s/ Varges George

_____
 Varges George
 Owner

INAMCO INTERNATIONAL CORP.,
A Delaware Corporation

By:/s/ Varges George

_____
 Varges George
 President, CEO and Chairman